1120 Wayzata Blvd. E. #201 • Wayzata, MN 55391
Phone: 952.345.2244 • Fax: 952.449.0442

May 1, 2008

U.S. Securities & Exchange Commission

Division of Corporate Finance

Attn: Julie Sherman

450 Fifth Street, N.W.

Washington, DC 20549

Re: Comments on the following form:

Nortech Systems Incorporated

Form 10-K for the year ended December 31, 2007

Filed March 17, 2008

File No. 000-13257

Dear Julie Sherman,

Please find our responses to the following comments:

Form 10-K for the Year Ended December 31, 2007

Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 27

Revenue Recognition, page 30

1.              We noted from your disclosure on page 4 that the majority of your revenue is derived from products built to the customer’s design specifications.  We also noted from your policy disclosure on page 30 that revenue for these products is recognized upon completion of the engineering process, usually upon initial shipment of the product.  Please respond to the following:

a.              Please clarify exactly when revenue is recognized, either at the completion of the engineering process or upon shipment.

Nortech Systems, Inc. recognizes revenue for products manufactured according to customer’s design specifications upon shipment to the customer, per agreement with customer.   We also provide engineering services separate from the manufacture of a product.  In these cases, we recognize the revenue

www.nortechsys.com

at the time the engineering services have been completed as the engineering services are short-term in nature.  In 2007, engineering revenues, including tooling and fixtures, were approximately $1,010,000, which was less than 1 percent of our net sales.

b.              Further, given the customization of your products please tell us if there are any customer acceptance provisions included in your sale agreements and the accounting implications thereof.  For example, tell us if your customers have the right to test the equipment prior to accepting the product.  In addition, tell us about any obligations you have, if any, subsequent to shipment.

For the sale of manufactured customer designed specific products, we recognize revenue at the point of shipment, as per the agreements with customers.  We have agreements with our customer’s that title transfers at the point of shipment.  The products we manufacture are tested by us according to pre-defined customer specifications.  After the product has passed these tests, it is prepared for shipment.  There are no subsequent obligations outside our normal warranty for these orders. We maintain accruals for warranty, but warranty claims and related expense have been historically quite insignificant.  There are occasions when we provide certain engineering services, such as tooling and test fixtures, for our customers that require their approval. The billing and revenue recognition for these services are not recognized until we receive the customer’s approval.

c.               Finally, we note your disclosure that revenue is “usually” recognized upon initial shipment.  Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process.

The word “usually” was used to allow for instances when engineering services are provided at which time revenue is recorded at either the time engineering services are completed or at the times that customer approval is required as described in 1b above.

As a result of your comments we will revise our revenue recognition disclosure in future filings as follows:

Revenue Recognition:

We recognize revenue upon shipment of manufactured products to customers, when title has passed, all contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. We also provide engineering services separate from the manufacture of a product. Revenue for engineering services is recognized upon completion of the engineering process, providing standalone fair value to our customers. Our engineering services are short-term in nature.  In addition, we have another separate source of revenue that comes from short-term repair services, which are recognized upon completion of the repairs, and the repaired products are shipped back to the customer.  Shipping and handling costs charged to our customers are included in net sales, while the corresponding shipping expenses are included in cost of goods sold.

2.              In this regard, we see that you have multiple revenue generating activities, including the sale of products, value-added services and technical support.  Please tell us and revise future filings to disclose how EITF 00-21 impacts your revenue recognition for each type of revenue source.

As noted above in the revised future revenue recognition disclosure, we addressed EITF 00-21 and its multiple revenue arrangements and believe our revenue generating activities represent separate units of accounting and provide standalone fair value to our customers.   In addition, there are no subsequent obligations outside our normal warranty for these revenues as we test our products and services according to pre-defined customer specifications and statements of work before shipping.

3.              We see you also provide repair services.  Tell us why this revenue is recognized upon shipment of related equipment to customers rather than as the services are performed.  Note our concerns when preparing your revenue recognition disclosures in future filings.

Nortech Systems, Inc. has a repair and service agreement with one customer to repair circuit boards, which we have not manufactured, imbedded in some of their old equipment. This repair agreement is not part of a manufacturing agreement. The way the process works is the customer sends circuit boards to us to for repair and we receive a fixed price for each board repaired, tested and shipped back. Revenue for these repair services, which make up approximately $910,000 or less than 1 percent of our net sales, are recognized at the time such repair services are completed.  Completion of these services typically coincides with the shipment of the repaired circuit board to the customer.  Included in our revised revenue recognition policy as presented above is a revision to clarify the revenue recognition policy regarding repair services.

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Exhibit 32.1

4.               We noted that the certification provided pursuant to Section 906 of the Sarbanes-Oxley Act does not include a date.  Please amend your filing to appropriately include a signed and dated certification.

We will amend and add the date to the certification.  We plan on filing a complete Form 10-K/A upon completion of your staff review.

We, Nortech Systems, Inc., are responsible for the adequacy and accuracy of the disclosures required under the Securities Exchange Act of 1934 as well as all information investors require for an informed investment decision in this filing and all of our other public filings that have or will be filed with the Securities and Exchange Commission.  We acknowledge that comments made by the staff or changes to disclosure in response to the staff do not foreclose the Commission from taking any action with respect to the filing.  We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Sincerely,

/s/ Richard G. Wasielewski

Richard G. Wasielewski
Chief Financial Officer